FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Table of Contents

Item

1.	Press release dated September 29, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For ICICI Bank Limited

Date:	September 29, 2008	By:	/s/ Mehernosh Kapadia
			Name:	Mehernosh Kapadia
			Title:	General Manager & Joint Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Release	September 29, 2008

ICICI Bank Limited clarifies that 98% of ICICI Bank UK PLC’s non-India investment book is rated investment grade and above

●	ICICI Bank UK PLC has zero exposure to US sub-prime credit, whether directly or through credit derivatives such as CDO/CLN/CDS.
●	About 98% of ICICI Bank UK PLC’s non-India investment book of USD 3.5 billion is rated investment grade and above (by S&P/Moody’s/Fitch). About 89% is rated A- and above (by S&P/Moody’s/Fitch).
●	Only about 18% of ICICI Bank UK PLC’s non-India investment book is exposure to the United States.
●	In addition, ICICI Bank UK PLC holds cash equivalent instruments (inter-bank placements and certificates of deposit) of USD 1.1 billion. There is no exposure to US banks in this category.
●	ICICI Bank UK PLC has a total balance sheet size of USD 8.5 billion and has zero NPLs on the balance portfolio of USD 3.9 billion.
●	As on the last balance sheet date of June 30, 2008, ICICI Bank UK PLC had a capital adequacy ratio of 17.4%.

Our financial performance is subject to a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the oucome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, including on the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, the bond and loan market conditons and availability of liquidity amongst the investor community in these markets, credit spreads and interest spreads prevailing from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Rupesh Kumar at 91-22-2653 7126 or email at ir@icicibank.com.

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